UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sputnik Enterprises, Inc.
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85219U 200
(CUSIP Number)

R. Thomas Kidd and Joan L. Kidd Address: 432 Valley Stream Drive City/State/ZIP: Geneva, Florida 32732 Phone: 757-572-9241
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Thomas Kidd and Joan L. Kidd, husband and wife as tenants by the entireties
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Private funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 180,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 180,000
	10.	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.96%
14	TYPE OF REPORTING PERSON More than 10% owner

Item 1. Security and Company.

This statement relates to the common stock, par value $0.001 per share, of Sputnik Enterprises, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 7512 Dr. Phillips Blvd., Suite 50-355, Orlando, Florida 32819.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1)
(a) – (c) R. Thomas Kidd and Joan L. Kidd, husband and wife as tenants by the entireties, are U.S. citizens.

The address for the Kidds is:
Address:   432 Valley Stream Drive
City/State/ZIP:  Geneva, Florida 32732
Phone:  757-572-9241

Kidds are the owners, with voting and investment power, of 180,000 shares of Sputnik Enterprises, Inc. (the “Company”).

(d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were paid for by the acceptance of 180,000 shares of the Issuer as payment for a financial obligation owed to the Kidds by Anthony Gebbia.

Item 4. Purpose of Transaction

The Kidds acquired the securities of the Issuer for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Kidds may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Item 5. Interest in Securities of the Company.

(a) and (b)  The Kidds are the beneficial owners of an aggregate of 180,000 shares of Common Stock of the Company, representing approximately 60.96% of the total issued and outstanding shares of Common Stock as of February 24, 2013.

(c) Since February 24, 2013, the Reporting Person has not effected any transactions relating to the Common Stock or any other equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 28, 2013

By:	/s/ Joan L. Kidd	By:	/s/ R. Thomas Kidd
	Joan L. Kidd		R. Thomas Kidd